SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 29, 2005

DUCATI MOTOR HOLDING S.P.A.
 (Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3	Bologna 40132	ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒     Form 40-F    ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐     No    ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ________)

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: September 29, 2005	By:	/s/ Fabrizio Nardi

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

Ducati Motor Holding Announces 2005 First Half Results BOLOGNA, Italy, September 30

	1H05	1H04	Var%

Revenues	188.1	220.4	-14.6%
EBITDA	19.3	26.6	-27.9%
Operating Result	4.6	12.1	-62.3%
Net result	(3.5)	2.6	n.a.
Net Debt	(116.3)	(130.3)
(Million euro)

          The Board of Directors of Ducati Motor Holding S.p.A. (NYSE: DMH) approved today the first half 2005 financial results, which have been prepared for the first time under International Financial Reporting Standards (IFRS).

          First half 2005 revenues were Euro 188.1 million, down 14.6% including forex effect (or 13.2% excluding forex effect) versus 2004 first half. This was due to the reduction of motorcycle volumes, combined with an unfavourable mix and adverse forex effects. Revenues from motorcycles for the period decreased 15.7% to Euro 147.4 million and accounted for 78.4% of revenues. Motorcycle-related products, including spare parts, accessories and apparel, were down by 7.7% to Euro 39.0 million over the comparable period in the previous year.

          Gross margin for the first half of 2005 amounted to Euro 45.9 million or 24.4% of revenues versus Euro 59.4 million or 26.9% in the first half of last year, caused by a reduction in motorcycle volumes, a negative mix and adverse forex effects, only partially offset by product cost reductions.

          EBITDA was Euro 19.3 million or 10.2% of revenues for the first semester of 2005 against Euro 26.6 million or 12.1% of revenues over the same period last year, due to the above-mentioned factors and down 27.9% at current exchange rate and 14.2% at constant exchange rate.

          With regard to depreciation and amortisation, please note that following the adoption of IFRS, the amortisation of intangible assets no longer includes brand and goodwill amortisation.

          Operating result (EBIT) amounted to Euro 4.6 million or 2.4% of sales versus Euro 12.1 million or 5.5% of sales a year ago.

          At EBT level, the result was a loss of Euro 0.7 million versus a profit of Euro 7.4 million due to lower EBIT.

          Net result for the period was a loss of Euro 3.5 million compared to a profit of Euro 2.6 million in the first half of 2004.

          Company net debt at June 30, 2005 was Euro 116.3 million versus Euro 130.3 million at June 30, 2004 and Euro 150.5 million at December, 31 2004. The company’s gearing ratio was 75.8% compared to 79.0% on June 30, 2004 and 95.2% on December 31, 2004.

          For the first half of 2005, unofficial Ducati registrations were down by 6.7% on the same period last year. Registrations in the US were up by 18% and in the non-subsidiary countries by 2%, while France remained unchanged on last year. Registrations were down in Italy (-10%), Japan (-14%), Germany (-18%), Benelux (-25%), and the UK (-25%).

          As of June 30, 2005, the Company had re-purchased 3,769,249 shares, equivalent to Euro 3,283,016 or 2.37% of its stock capital.

          “While the first semester 2005 results seem negative in absolute terms, they are only slightly below our expectations which forecast a 2005 back-loaded to the last quarter, because of the shipping of approximately 4,000 pre-sold SportClassic bikes “, said Federico Minoli, Ducati Chairman and Chief Executive Officer. “Recent impressive victories from Loris Capirossi in the MotoGP prove Ducati’s technological competitiveness and will have a very positive impact on morale and sales”.

          “A prevision for 2005 will largely depend on our ability to deliver and invoice as many of the pre-sold SportClassic bikes as possible”, said Enrico D’Onofrio, Ducati Chief Financial Officer. “At the moment, we foresee is a pre-tax loss of around Euro 2 million and a net financial position in line with last year. An accurate forecast will be possible, once we announce our third quarter results, in mid-November, when the SportClassic deliveries will have been entirely planned”.

          Transition to International Financial Reporting Standards (IFRS)

          Ducati has completed its process of transition to International Financial Reporting Standards or IFRS. The effect of this process is an increase of Euro 3.0 million in opening shareholders’ equity at January 1, 2004 (the transition date to IFRS) compared to that of the consolidated financial statements prepared in accordance with Italian accounting principles.

          Shareholders’ equity at December 31, 2004 in accordance with IFRS is Euro 7.9 million higher, and consolidated net result for 2004 is higher for Euro 4.3 million. The application of IAS 32 and IAS 39 with effect from January 1, 2005 resulted in a reduction of Euro 3.2 million in shareholders’ equity at that date, with regard to the accounting treatment of treasury stock, recognised as a reduction of reserves under IFRS.

          Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

          These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Six Months Ended		Six Months Ended

	June, 30 2005	June, 30 2004	June, 30 2005	June, 30 2004

Net Revenues (Euro in thousands, US$in thousands)
Motorcycles	€147,388	€174,739	$178,222	$211,294
Spare Parts, Accessories, Apparel	39,012	42,274	47,173	51,118
Other	1,705	3,355	2,062	4,057

Total Net Revenues	€188,105	€220,368	$227,457	$266,469

Ducati Units

			% Change

Motorcycle shipments:
North America	3,569	2,667	33.8%
Main European market	11,308	13,800	(18.1)%
Japan	1,160	1,097	5.7%
Rest of World	3,991	4,315	(7.5)%

Total	20,028	21,879	(8.5)%

			% Change

Motorcycle product mix:
Superbike	3,780	5,586	(32.3)%
Supersport	525	902	(41.8)%
Sport Naked	10,482	11,369	(7.8)%
Sport Touring	855	1,918	(55.4)%
Multistrada	4,386	2,103	108.6%

Total	20,028	21,878	(8.5)%

			% Change

Unofficial Motorcycle Registrations:
North America	3,933	3,322	18.4%
Main European market	13,187	15,199	(13.2)%
Japan	1,408	1,638	(14.0)%
Rest of World	3,439	3,384	1.6%

Total	21,967	23,543	(6.7)%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Six Months Ended		Six Months Ended

	June, 30 2005	June, 30 2004	June, 30 2005	June, 30 2004	Percent Change

Revenues (net)	€188,105	€220,368	$227,457	$266,469	(14.6)%
Cost of goods sold	(142,213)	(161,017)	(171,964)	(194,702)

Gross Margin	45,892	59,351	55,493	71,767	(22.7)%
Other operating revenues	19,544	17,725	23,633	21,433
SG&A expenses	(59,388)	(63,711)	(71,812)	(77,039)
Other operating income and expenses	(1,491)	(1,288)	(1,803)	(1,557)

Operating result	4,557	12,077	5,511	14,604	(62.3)%
Financing expense, net	(5,292)	(4,630)	(6,399)	(5,599)

Profit/(loss) before income taxes and min. interest	(735)	7,447	(888)	9,005	(109.9)%
Income Tax	(2,814)	(4,884)	(3,403)	(5,906)	(42.4)%

Net Result	(3,549)	2,563	(4,291)	3,099	(238.5)%
Shares outstanding	159,360,037	158,826,407	159,360,037	158,826,407

					Percent Change

Other Financial Data
Motorcycles Produced (Units)	20,266	23,177			12.6)%
Motorcycles Sold (Units)	20,028	21,878			(8.5)%
Unofficial Registrations (Units)	21,967	23,543			(6.7)%
EBITDA	19,179	26,656	23,191	32,231	(27.9)%
EBITDA Margin	10.2%	12.1%

Note : On June 30, 2005 US$1= 0,7779 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	30.06.2005		31.12.2004

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	53,824		49,327
Trade receivables, net	115,345		118,622
Inventories	94,275		92,293
Other current assets	11,179		10,787
Current assets - Credit Link	—		15,000

Total current assets	274,623	56.0%	286,029	56.9%

Non current assets
Property, plant and equipment -net	67,138		70,288
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	39,952		38,268
Equity investments	20		20
Deferred tax assets	21,872		21,665
Other long-term assets	364		403

Total non current assets	215,396	44.0%	216,694	43.1%

Total assets	490,019	100%	502,723	100%

Current liabilities
Short-term bank borrowings	43,040		93,738
Current portion of long-term debt	3,144		57,342
Accounts payable - trade	103,818		77,463
Income and other taxes payables	11,856		8,298
Other current liabilities	22,434		15,936
Provisions for risks and charges - current portion	4,726		4,726

Total current liabilities	189,018	38.6%	257,503	51.2%

Long-term liabilities
Long-term debt, net of
current portion	113,645		51,913
Employee benefits	8,843		8,482
Deferred income taxes	13,075		12,207
Income and other taxes payables- long term portion	—		1,292
Other long-term liabilities	10,276		11,869
Provision for risks and charges - long term portion	1,663		1,663

Total long-term liabilities	147,502	30.1%	87,426	17.4%

Total liabilities	336,520	68.7%	344,929	68.6%

Shareholders’ equity
Capital stock	82,867		82,590
Share premium reserve	16,769		16,662
Revaluation reserve	46,265		46,265
Reserve IFRS conversion	3,642		3,578
Other reserves	3,704		5,546
Retained earnings (losses)	3,785		6,606
Results for the period	(3,549)		(3,469)

Total Group Shareholders’ equity	153,483	31.3%	157,778	31.4%

Minority interests	16		16
Total liabilities and shareholders’ equity	490,019	100%	502,723	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	30.06.2005		31.12.2004

	$ 000%		$ 000%

Current assets
Cash and cash equivalents	65,084		59,646
Trade receivables, net	139,475		143,438
Inventories	113,997		111,601
Other current assets	13,518		13,044
Current assets - Credit Link	—		18,138

Total current assets	332,074	56.0%	345,867	56.9%

Non current assets
Property, plant and equipment -net	81,183		84,992
Goodwill and intangible assets with indefinite useful lives	104,052		104,052
Other intangible fixed assets net	48,310		46,274
Equity investments	24		24
Deferred tax assets	26,448		26,197
Other long-term assets	440		487

Total non current assets	260,457	44.0%	262,026	43.1%

Total assets	592,531	100%	607,893	100%

Current liabilities
Short-term bank borrowings	52,044		113,348
Current portion of long-term debt	3,802		69,338
Accounts payable - trade	125,537		93,668
Income and other taxes payables	14,336		10,034
Other current liabilities	27,127		19,270
Provisions for risks and charges - current portion	5,715		5,715

Total current liabilities	228,561	38.6%	311,373	51.2%

Long-term liabilities
Long-term debt, net of current portion	137,420		62,773
Employee benefits	10,693		10,256
Deferred income taxes	15,810		14,761
Income and other taxes payables- long term portion	—		1,562
Other long-term liabilities	12,425		14,352
Provision for risks and charges - long term portion	2,011		2,011

Total long-term liabilities	178,359	30.1%	105,715	17.4%

Total liabilities	406,920	68.7%	417,088	68.6%

Shareholders’ equity
Capital stock	100,203		99,868
Share premium reserve	20,277		20,148
Revaluation reserve	55,944		55,944
Reserve IFRS conversion	4,404		4,327
Other reserves	4,479		6,706
Retained earnings (losses)	4,576		7,988
Results for the period	(4,291)		(4,195)

Total Group Shareholders’ equity	185,592	31.3%	190,786	31.4%

Minority interests	19		19
Total liabilities and shareholders’ equity	592,531	100%	607,893	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 30/06/05 € 000	Period ended 31/12/04 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	(3,549)	2,566
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	645	217
- Amortisation, depreciation and writedowns	14,622	14,579
- Interests paid	1,034	5,919
- Taxes paid	307	3,853
Change in operating assets and liabilities
- Working capital	27,650	3,442
- Other current assets	(392)	1,422
- Other current liabilities	6,498	3,216
- Due to tax authorities	1,959	(3,330)
- Deferred tax liabilties (assets) net	661	1,867
- Employee benefits	361	491

Net cash generated by operating activities (A)	49,796	34,306

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(4,176)	(5,087)
Net change in intangible fixed assets	(9,183)	(5,927)
Disposal from property, plant and equipment	201	486
Other fixed assets	41	(3)

Net cash used in investing activities (B)	(13,117)	(10,531)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	36,679	23,775

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(45,791)	(18,468)
Financial assets - Credit Link	15,000	—
Change in cumulative translation adjustment	1,443	433
Change in minority interests	13
Increase in share capital and reserves	385	235
Change in shareholders’ equity due to IAS 32,39 adoption as of 1st January 2005	(3,219)	—

Change in cash generated by financing activities	(32,182)	(17,787)

Increase (decrease) in cash on hand, bank deposits and securities	4,497	5,988

Cash and cash equivalents, beginning of year	49,327	33,973

Cash and cash equivalents, end of period/ year	53,824	39,961

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended 30/06/05 $ 000	Period ended 31/12/04 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year	(4,291)	3,103
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	780	262
- Amortisation, depreciation and writedowns	17,681	17,629
- Interests paid	1,250	7,157
- Taxes paid	371	4,659
Change in operating assets and liabilities
- Working capital	33,434	4,162
- Other current assets	(474)	1,719
- Other current liabilities	7,857	3,889
- Due to tax authorities	2,369	(4,027)
- Deferred tax liabilities (assets) net	799	2,259
- Employee benefits	437	594
		77

Net cash generated by operating activities (A)	60,213	41,483

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(5,050)	(6,151)
Net change in intangible fixed assets	(11,104)	(7,167)
Disposal from property, plant and equipment	243	588
Other fixed assets	50	(4)

Net cash used in investing activities (B)	(15,861)	(12,734)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	44,352	28,749

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(55,371)	(22,332)
Financial assets - Credit Link	18,138	—
Change in cumulative translation adjustment	1,745	524
Change in minority interests	15
Increase in share capital and reserves	466	284
Change in shareholders’ equity due to IAS 32,39 adoption as of 1st January 2005	(3,892)	—

Change in cash generated by financing activities	(38,914)	(21,509)

Increase (decrease) in cash on hand, bank deposits and securities	5,438	7,240

Cash and cash equivalents, beginning of year	59,646	41,080

Cash and cash equivalents, end of period/ year	65,084	48,320

For further information, please contact: Fabrizio Nardi, Director, Investor Relations, Ducati Motor Holding S.p.A., Via Cavalieri Ducati, 3 Bologna 40132, Italy, Main Tel: +39-051-6413-111, Direct Tel: +39-051-6413-213